                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-17288

                           NOTIFICATION OF LATE FILING

(Check [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q [ ] Form N-SAR
One):

For Period Ended:       September 30, 2002
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[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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            READ ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the  notification  relates  to a portion  of the  filing  checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant Tidel Technologies, Inc.
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Former name if applicable
                         -------------------------------------------------------

                           5847 San Felipe, Suite 900
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Address of principal executive office (Street and number)

            Houston, Texas 77057
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City, State and Zip Code

                        PART II. RULES 12B-25 (B) AND (C)

            If the subject report could not be filed without unreasonable effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X] (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K,  20-F,  11-K or Form N-SAR,  or portion thereof will be filed on or before the 15th  calendar  day  following  the  prescribed  due  date;  or the  subject quarterly  report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The  accountant's  statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                               PART III. NARRATIVE

            State below in  reasonable  detail the reasons why Form 10-K,  11-K,
20-F,  10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The  Registrant  was unable to file the Form 10-K for the year ended
September 30, 2002 (the "Report") without  unreasonable effort or expense due to the  related  delays  in  gathering  information  for  inclusion  in the  Report associated therewith.

                           PART IV. OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

       Leonard L. Carr, Jr.                (713)                   783-8200
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            (Name)                        (Area Code)         (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

                                                                [X] Yes  [  ] No

            If so:  attach  an  explanation  of  the  anticipated  change,  both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

            The Registrant  expects to report a smaller loss for the fiscal year ended  September 30, 2002 compared to the fiscal year ended  September 30, 2001:
In the fiscal year ended September 30, 2001, the Registrant recorded a provision for bad debts of $24.1 million related to the collection of accounts  receivable from Credit Card Center.

                            Tidel Technologies, Inc.
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                  (Name of registrant as specified in charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date       December  31, 2002       By /s/ Leonard L. Carr, Jr.
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                                         Name: Leonard L. Carr, Jr.
                                         Title: Secretary

            INSTRUCTION.  The form may be signed by an executive  officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If
the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

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